Exhibit 21.1

Subsidiaries of the Registrant (1)

Name	Jurisdiction of Organization
SN Holdings, LLC	Connecticut
Sachem Capital Corp. Intermediate LLC	Delaware
Sachem Capital Corp. Holdings, LLC	Delaware
(1) In accordance with Item 601(b)(21)(ii) of Regulation S-K, only the names of the Registrant’s significant subsidiaries have been included.